NOTICE OF INTENTION
TO MAKE A
NORMAL COURSE ISSUER BID

1. Name of Issuer:	CGI Group Inc.(the "Company").

2. Shares Sought:	The Company intends to purchase for cancellation a maximum of 27,834,417 Class A subordinate shares of the Company (the "Class A Shares"), representing up to 10% of the "public float" of the Company. As of January 28, 2005, the Company had 410,902,202 Class A Shares issued and outstanding. As at such date, people who were directors, officers or holders of more than 10% of the shares of the Company heldClass A Shares resulting in the Company having a public float of 278,344,171 Class A Shares.

3. Duration:	Commencement Date: February 3, 2005 Termination Date: the earlier of:

4. Method of Acquisition:	Purchases will be effected in the open market through the facilities of The Toronto Stock Exchange (the "TSX"). Purchases and payment for Class A Shares will be made by the Company in accordance with the policies and rules of the TSX. The Company will purchase Class A Shares at the then prevailing market price for the Class A Shares.

     (i) the purchase of 27,834,417 Class A Shares,

     (ii) the Company providing a notice of termination, and

(iii) February 2, 2006.

5. Consideration Offered:	The Company may pay a purchase price not to exceed the price of the last independent trade of a board lot of Class A Shares of the Company on the TSX.

6. Reasons for the Normal Course Issuer Bid:	Management and the Board of Directors of the Company believe that the Class A Shares of the Company, at current prices, represent an attractive investment opportunity for the Company, and the normal course issuer bid will provide the Company with the flexibility to purchase Class A Shares from time to time as the Company considers it advisable, as part of its strategy to increase shareholder value.

7. Valuation:	After reasonable inquiry, the directors and officers of the Company are not aware of any appraisals or valuations regarding the Company, or its material assets or securities prepared within the two years preceding the date of this Notice.

8. Purchases Within Previous 12 Months:	None.

9. Persons Acting Jointly or in Concert:	There are no persons acting jointly and in concert with the Company.

10. Acceptance by Insiders, Affiliates and Associates:	No director or senior officer of the Company, or to the knowledge of the directors and senior officers of the Company after reasonable inquiry, no associate of a director or senior officer of the Company, no person acting jointly and in concert with the Company or no person holding 10% or more of any class of equity securities of the Company has any intention at present to sell Class A Shares during the period of the normal course issuer bid.

11. Benefits from the Normal Course Issuer Bid:	There are no direct or indirect benefits to any of the persons mentioned in item 10 above of selling or not selling Class A Shares during the normal course issuer bid other than those available to all holders of Class A Shares.

12. Material Changes in the Affairs of the Issuer:	There are no previously undisclosed material changes or plans or proposals for material changes of the Company.

13. Certificate:	I, Andre Imbeau, Executive Vice President and Chief Financial Officer and Treasurer of the Company, duly authorized by the Board of Directors of the Company, hereby certify, on behalf of the Company, that the foregoing notice is complete and accurate, and in compliance with Part 6 of the rules and policies of the TSX and its policy on Normal Course Issuer Bids and that this notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

        DATED at Montréal, Québec, this 1st day of February, 2005.

/s/ André Imbeau André Imbeau Executive Vice-President and Chief Financial Officer and Treasurer.